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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                       FORM 12b-25

                                               Commission File Number 0-21196

                               NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
  [ ] Form N-SAR

     For Period Ended:    September 30, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                          PART I
                                   REGISTRANT INFORMATION

Full Name Of Registrant               MOTHERS WORK, INC.
                       ---------------------------------------------
Former Name If Applicable

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Address Of Principal Executive Office (Street and number)

                                     456 North Fifth Street
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City, State And Zip Code          Philadelphia, Pennsylvania 19123
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                                             PART II
                                     RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[X] |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
    |     filed on or before the fifteenth calendar day following the
    |     prescribed due date; or the subject quarterly report or transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.


                                             PART III
                                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The annual report of Mothers Work, Inc. (the "Company") on Form 10-K for the fiscal year ended September 30, 2002 could not be filed within the prescribed time period because, notwithstanding a transmission of the Form 10-K to the Securities and Exchange Commission prior to the EDGAR filing deadline on December 30, 2002, the prescribed due date, the filing was not successfully made due to technical filing errors. The Company will file the report on Form 10-K on or before the fifteenth calendar day following its prescribed due date.

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                                             PART IV
                                         OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 Edward M. Krell               215                    873-2220
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  (Name)                  (area code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

     Net sales for fiscal 2002 increased 16.7% to $453.2 million from $388.3 million in fiscal 2001. Comparable store sales increased 2.2% during fiscal 2002 (based on 653 locations) versus a comparable store sales decrease of 2.4% during fiscal 2001 (based on 600 locations). Net income for fiscal 2002 was $6.8 million, or $1.61 per common share (diluted), compared to net income for fiscal 2001 of $2.0 million, or $0.55 per common share (diluted), representing a 247% increase in net income and a 193% increase in diluted earnings per share.


                                      MOTHERS WORK, INC.
                           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 31, 2002             By: /s/ Edward M. Krell
     ---------------------               -----------------------------
                                         Name: Edward M. Krell
                                         Title: Senior Vice President-
                                                Chief Financial Officer